UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Sierra Oncology, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

82640U404

(CUSIP Number)

John Heard

Abingworth LLP

Princes House

38 Jermyn Street

London, England SW1Y 6DN

+44 20 7534 1500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 5, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82640U404
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Abingworth LLP 98-0518585
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	2,043,626*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	2,043,626*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	2,043,626*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 12.6%*
14.	Type of Reporting Person (See Instructions): PN

*As of November 5, 2021 (the “Event Date”), Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 2,043,626 shares of common stock, par value $0.001 per share (the “Common Stock”), of Sierra Oncology, Inc. (the “Issuer”) consisting of (i) 876,656 shares of Common Stock held directly by Abingworth Bioventures VII, LP (“ABV VII”), (ii) 8,374 shares of Common Stock issuable upon exercise of stock options issued to Dr. Andrew Sinclair and (iii) an aggregate of 1,158,596 shares of Common Stock issuable upon the exercise of Series A Warrants (the “Series A Warrants”) and Series B Warrants (the “Series B Warrants” and together with the Series A Warrants, the “Warrants”) held by ABV VII. Dr. Andrew Sinclair, a Partner of Abingworth, was granted options, as director’s compensation, with respect to 14,374 shares of Common Stock, of which 8,374 shares of Common Stock are exercisable within 60 days of the date hereof (the “Options”). Under an agreement between Dr. Sinclair and Abingworth, Dr. Sinclair is deemed to hold the Options and any shares of Common Stock issuable upon exercise of the Options for the benefit of ABV VII, and must exercise the Options solely upon the direction of Abingworth. As a result of the foregoing, Abingworth, as the investment manager of ABV VII, may be deemed to beneficially own (i) the 876,656 shares of Common Stock, (ii) the 8,374 shares of Common Stock issuable upon exercise of the Options and (iii) the 1,158,596 shares of Common Stock underlying the Warrants. Thus, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth may be deemed to beneficially own 12.6% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Event Date.

The foregoing beneficial ownership percentage is based upon 15,055,040 shares of Common Stock issued and outstanding as of November 1, 2021 based on information from the Issuer.

CUSIP No. 82640U404
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Abingworth Bioventures VII, LP 93-1331173
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	2,043,626*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	2,043,626*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	2,043,626*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 12.6%*
14.	Type of Reporting Person (See Instructions): PN

*As of the Event Date, ABV VII may be deemed to beneficially own an aggregate of 2,043,626 shares of Common Stock of the Issuer consisting of (i) 876,656 shares of Common Stock held directly by ABV VII, (ii) 8,374 shares of Common Stock issuable upon exercise of stock options issued to Dr. Sinclair and (iii) an aggregate of 1,158,596 shares of Common Stock issuable upon the exercise of Warrants held by ABV VII. Dr. Andrew Sinclair, a Partner of Abingworth, was granted options, as director’s compensation, with respect to 14,374 shares of Common Stock, of which 8,374 shares of Common Stock are exercisable within 60 days of the date hereof. Under an agreement between Dr. Sinclair and Abingworth, Dr. Sinclair is deemed to hold the Options and any shares of Common Stock issuable upon exercise of the Options for the benefit of ABV VII, and must exercise the Options solely upon the direction of Abingworth. As a result of the foregoing, ABV VII, may be deemed to beneficially own (i) the 876,656 shares of Common Stock, (ii) the 8,374 shares of Common Stock issuable upon exercise of the Options and (iii) the 1,158,596 shares of Common Stock underlying the Warrants. Thus, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, ABV VII may be deemed to beneficially own 12.6% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Event Date.

The foregoing beneficial ownership percentage is based upon 15,055,040 shares of Common Stock issued and outstanding as of November 1, 2021 based on information from the Issuer.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on February 10, 2020 (the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended to add the following:

Currently, Dr. Sinclair, a Partner of Abingworth, serves on the Board of the Issuer. Dr. Sinclair was appointed to the Board on November 21, 2019. Dr. Sinclair will serve as a Class II director, with a term expiring at the annual meeting of stockholders to be held in 2022, when he is expected to stand for election by a vote of the Issuer’s stockholders.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 5 of this Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

As of the Event Date, Abingworth may be deemed to beneficially own an aggregate of 2,043,626 shares of Common Stock of the Issuer consisting of (i) 876,656 shares of Common Stock held by ABV VII, (ii) 8,374 shares of Common Stock issuable upon exercise of stock options issued to Dr. Andrew Sinclair and (iii) an aggregate of 1,158,596 shares of Common Stock issuable upon the exercise of the Warrants held by ABV VII.

The Warrants contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.99% of the total number of shares of Common Stock of the Issuer then issued and outstanding, which percentage may be changed at the holder’s election to a lower percentage at any time or to a higher percentage upon 61 days’ notice to the Issuer. On November 5, 2021, Abingworth delivered to the Issuer written notice increasing the maximum ownership to 19.99% of the total number of shares of Common Stock. Such notice will be effective on January 5, 2022.

On November 29, 2019, a stock option to purchase up to 1,500 shares was granted to Dr. Sinclair as director’s compensation. This option is fully vested and may be exercised at any time until the Option’s expiration date of November 29, 2029.

On June 9, 2020, a stock option to purchase up to 6,874 shares was granted to Dr. Sinclair as director’s compensation. This option is fully vested and may be exercised at any time until the Option’s expiration date of June 9, 2030.

On June 8, 2021, a stock option to purchase up to 6,000 shares was granted to Dr. Sinclair as director’s compensation. This option fully vests and becomes exercisable on June 8, 2022, subject to Dr. Sinclair’s provision of service to the Issuer as of the vesting date. Fully vested options may be exercised at any time until the Option’s expiration date of June 8, 2031.

Dr. Sinclair is a Partner of Abingworth. Under an agreement between Dr. Sinclair and Abingworth, Dr. Sinclair is deemed to hold the options and any shares of Common Stock issuable upon exercise of the options for the benefit of ABV VII, and must exercise the options solely upon the direction of Abingworth.

As a result of the foregoing, Abingworth, as the investment manager of ABV VII, may be deemed to beneficially own (i) the 876,656 shares of Common Stock held by ABV VII, (ii) the 8,374 shares of Common Stock issuable upon exercise of the Options and (iii) the 1,158,596 shares of Common Stock underlying the Warrants held by ABV VII. Thus, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth may be deemed to beneficially own 12.6% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Event Date.

The foregoing beneficial ownership percentage is based upon 15,055,040 shares of Common Stock issued and outstanding as of November 1, 2021 based on information from the Issuer.

Except as described herein, during the past sixty (60) days on or prior to November 5, 2021, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 5 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

The following exhibit is incorporated into this Schedule 13D:

Exhibit 1	Joint Filing Agreement, dated February 10, 2020, signed by each of the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed with the Securities and Exchange Commission on February 10, 2020).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2021

ABINGWORTH BIOVENTURES VII, LP

By: Abingworth LLP, its Manager

By: /s/ John Heard

Name: John Heard

Title: Authorized Signatory

ABINGWORTH LLP

By: /s/ John Heard

Name: John Heard

Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).